Exhibit 99.1

Analyst and Investor Webinar| April 4, 2022

2 This communication is not a prospectus or offer of securities for subscription or sale in any jurisdiction. This communication contains forward - looking statements within the meaning of the Private Litigation Reform Act of 1995 . Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward - looking statements . All statements, other than statements of historical facts, included in this communication regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward - looking statements . Examples of such statements include, but are not limited to, statements regarding execution of an additional agreement with the Max Planck Society and the University Medical Center Göttingen ; the therapeutic and commercial potential of nanosized antibodies ( NanoAbs ) ; and the timing of proof - of - concept studies and clinical trials in NanoAbs . These forward - looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd . Risks and uncertainties include, but are not limited to, the risk that the therapeutic and commercial potential of NanoAbs will not be met ; the risk of a delay in the preclinical and clinical data for NanoAbs, if any ; the risk that BiondVax and EIB will not reach agreement with respect to the restructuring of the loan from European Investment Bank ; the risk that BiondVax may not be able to secure additional capital on attractive terms, if at all ; the risk that the European Investment Bank may accelerate the loans under its finance contract with BiondVax ; risks relating to the COVID - 19 (coronavirus) pandemic ; BiondVax’s ability to acquire rights to additional product opportunities ; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all ; timing of receipt of regulatory approval of BiondVax’s manufacturing facility in Jerusalem, if at all or when required ; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies, and the risk that drug development involves a lengthy and expensive process with uncertain outcomes . More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company's Annual Report on Form 20 - F filed with the Securities and Exchange Commission on March 28 , 2022 . BiondVax undertakes no obligation to revise or update any forward - looking statement for any reason . SAFE HARBOR STATEMENT

3 Amir Reichman BiondVax CEO Professor Dr. Matthias Dobbelstein University Medical Center Göttingen 3 S PEAKERS Recent Business updates (Amir) The Science of NanoAbs (Matthias) NanoAb pipeline potential and timeline (Amir) BiondVax’s inhouse manufacturing & financial highlights (Amir) Q&A A GENDA

4 Pipeline development • COVID - 19 NanoAb development • Research collaboration agreement with Max Planck and UMG for development of a pipeline of NanoAbs • Tech Transfer started, equipment acquired, manufacturing process development, preparations for GMP process scale up. Financial Summary • EIB debt restructuring • 2021 financial results • Financial strength and future funding People • Hired additional R&D, manufacturing, and other staff to support NanoAb program • Strengthened board: Jay Green (ex - GSK vaccines CFO) 4 R ECENT B USINESS U PDATES

5 COLLABORATION WITH MAX PLANCK & UMG • World - class science & access to leading scientists • NanoAb platform for development of promising potent therapeutics • Patents covering NanoAbs & their manufacturing • R&D knowledge, capabilities • Biosafety level 3 lab BIONDVAX MAX PLANCK & UMG Capabilities to develop significant clinical and commercial advantages • Infectious disease & recombinant protein drug development experience: from lab to Phase 3 clinical trial • Manufacturing, quality, int’l regulatory experience • GMP NanoAb manufacturing facility • Top - tier big pharma & biotech leadership expertise Exclusive worldwide license for COVID - 19 asset & option to exclusively license additional NanoAbs developed through collaboration

COVID - 19 and beyond – the use of NanoAbs for therapy MATTHIAS DOBBELSTEIN INSTITUTE OF MOLECULAR ONCOLOGY

Entry of SARS - CoV - 2: Virus - Spike binds cellular receptor https://www.helmholtz.de/newsroom/artikel/was - kommt - nach - omikron/

Neutralizing NanoAbs to prevent the entry of SARS - CoV - 2 https://www.helmholtz.de/newsroom/artikel/was - kommt - nach - omikron/

SINGLE DOMAIN ANTIBODIES ( NanoAbs , VHHs) VL 1 CL 1 VH 1 CH 1 CH 2 CH 3 CH 2 CH 3 VH 1 VH 1 CH 1 CH 2 CH 3 CH 2 CH 3 VH 1 VH 1 Conventional Antibody (IgG) Heavy Chain Only Antibody Single Domain Antibody → „ nanoAb “ Dirk Görlich Why NanoAbs?

VL 1 CL 1 VH 1 CH 1 CH 2 CH 3 CH 2 CH 3 VH 1 VH 1 Conventional Antibody (IgG) NanoAb Hybridoma clones Bacteriophages ~10 3 ~10 8 (100 million ) The libraries to choose from Strongest binders

Extreme anti - viral potency of COVID19 NanoAbs Infection, fluorescence imaging

Extreme virus - neutralizing potency explained by X - ray structure VHH Re5D06 RBD (surface representation) VHH Re5D06 RBD cartoon surface VHH Re5D06 RBD Frontal clashes with RBD - bound ACE2

Hamsters were protected against COVID - 19 by NanoAbs Nanobodies inhaled or injected , challenge with SARS - CoV - 2, monitoring body weight Body weight 6 days post infection (% weight before infection )

L arge - Scale production in Pichia pastoris Batch fermentation: up to 9 g per liter culture → kg yields in a standard 1000 liter fermenter Re5D06 10 15 20 25 30 40 50 60 70 85 10 0 kDa 0.5 µl Supernatant

15 Highly thermostable nanoAbs For any clinical application, antibodies need to be stable enough to survive the lengthy process of production, purification as well as storage . Best predictor for being developable: thermostability.

16 Advantages of NanoAbs ‣ Choice from 10 8 library ‣ Extreme affinities ‣ Neutralizing receptor binding ‣ Extreme thermostability ‣ Rapid development ‣ Affordable production ‣ Flexible engineering to meet PK requirements

MPI - NAT Dirk Görlich Thomas Güttler Metin Aksu UMG Matthias Dobbelstein Kim Stegmann Antje Dickmanns Priya Kumar Insel Riems Anne Balkema - Buschmann THANK YOU!

18 Recent Business updates (Amir) The Science of NanoAbs (Matthias) > NanoAb pipeline potential and timeline (Amir) BiondVax’s inhouse manufacturing & financial highlights (Amir) Q&A A GENDA

19 COVID - 19 MARKET CONTINUES TO GROW -- AUTHORED BY THE SCIENTIFIC LEADS OF OUR MAX PLANCK COLLABORATION (3) 4M cases 2M Initial waves Jan 2020 Jun Jan 2021 Jun Jan 2022 1 . New England Journal of Medicine. https://www.nejm.org/doi/full/10.1056/NEJMp2118468 . | 2. WHO “ SARS - CoV - 2 is unlikely to be eliminated, let alone eradicated; it will probably continue to circulate indefinitely in periodic outbreaks and endemics. -- ANTHONY FAUCI, December 2021. (1) Delta Omicron Worldwide COVID - 19 Cases REPORTED DAILY AS OF MARCH 31, 2022 (2) 3M 1M

20 CREATING AN INNOVATIVE NANOAB PIPELINE Extending from a promising COVID - 19 therapeutic… • Validated targets of existing mAb treatments • Short time to value generation, lower risk than mAbs • Large markets growing at attractive CAGRs COVID 19 Lead candidate demonstrating strong competitive edge (1) ASTHMA PSORIASIS PSORIATIC ARTHRITIS MACULAR DEGEN …to multiple, significant de - risked opportunities 1. Based on laboratory research at Max Planck Institute for Biophysical Chemistry (MPG) and University Medicine Göttingen (U MG) ;

21 €2.6B asthma €10.4B psoriasis €5.0B macular degeneration €4.5B psoriatic arthritis MARKET POTENTIAL INITIAL FOCUS * Sources: Datamonitor ; Fiercepharma ; L.E.K. research and analysis; 2020 $1.6B+ Projected COVID - 19 antibody market FUTURE DERISKED TARGETS CURRENT MARKET SIZES*

22 22 K EY U PCOMING C ATALYSTS 2022 2023 • EIB debt restructuring definitive agreement signed • Proof of concept in - vivo for inhalation route of administration (COVID19 NanoAb ) in animals • Initiate development of additional NanoAbs toward future targets • Clinical trial results (Phase 1/2a) – COVID19 • Proof of concept in - vitro and in - vivo (for some of the future NanoAbs targets)

23 B IOND V AX ’ S GMP M ANUFACTURING AND R&D F ACILITY • Equipped to produce recombinant protein products such as NanoAb • Single - use equipment enables: - Adaptable manufacturing processes for entire NanoAb pipeline - Quicker lead times - Faster time - to - market for new products • Designed to meet FDA and EMA reqs & approved cGMP by Israel MoH & EU QP • Capacity: 10’s of millions doses / year BiondVax’s GMP Biologics Manufacturing Facility | Jerusalem Well - suited for NanoAb drug development, clinical supplies AND commercial production

24 SELECT FINANCIALS & CAP TABLE • $9.8M raised December 2021 • $17.5M cash as of December 31, 2021 • $3M estimated quarterly burn in 2022 • €24M European Investment Bank (EIB) loan payable in Dec 2027 • Government of Israel support CAP TABLE As of Dec. 31, 2021 ADS OUTSTANDING % Ordinary ADS 18,476,214 92% Options + RSUs 1,530,052 8% Fully Diluted Shares Out 20,006,264 100% BVXV 24

SIGNIFICANT POTENTIAL FOR VALUE CREATION Well - positioned to bring innovative therapies to market with unique large pharma competencies Strategic collaboration with Max Planck Institute & UMG world - leading research organizations Targeting massive, validated addressable markets with a pipeline of NanoAbs Lead candidate to treat COVID - 19 has strong competitive edge Key catalysts expected in 2022 and 2023

THANK YOU



BIONDVAX.COM
Contact: Joshua Phillipson, Investor Relations
j.phillipson@biondvax.com +972.8.930.2529